Mail Stop 4561


								June 10, 2009




(via U. S. Mail and facsimile ((917) 702-8658)

Mr. Noah Gottdiener
Chairman and Chief Executive Officer
Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York 10055

Re:	Duff & Phelps Corporation
File No. 001-33693
Form 10-K for the fiscal year ended December 31, 2008


Dear Mr. Gottdiener:

      We have reviewed your filings and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K
Risk Factors, page 12
1.     	Revise, in future filings, the risk factor on page 20
regarding "corporate opportunities" identified by Lovell Minnick and
Vestar to indicate whether or not any acquisition opportunities were foregone as a result of the relationship and whether or not any attractive corporate opportunities were foregone because of the relationship. If not, so state. If so, briefly describe and quantify to the extent possible.

Note 1, Organization and Nature of the Company, page F-12

2.     	We refer to the "Non-Controlling Interest" section on
page
F-14 that states the Company has a minority economic interest of 41.3% in D&P Acquisitions and the remaining 58.7% interest is related to the non-controlling interest of the existing unitholders of D&P Acquisition. Please tell us and revise this section in future filings to discuss and quantify how the pre-tax consolidated net income
(loss) of $34.9 million was allocated to the Company and to the non-controlling interest. Consider in your response the following:

* Net income attributable to the Company for 2008 was $5.2 million or only 15% of pre-tax income before non-controlling interest and income taxes.

* The Non-controlling interest`s share of pre-tax net income was
$19
million or 55%.

* The provision for income taxes of $19 million or 30% of pre-tax income appears to have been fully allocated to the Company`s interest in the consolidated net income.

* Provide a similar analysis for the net income in the Form 10-Q for the period ended March 31, 2009 which shows the following:

o After-tax net income of $1.7 million was allocated to the Company, equal to 20% of pre-tax income when the economic interest of the Company was 43.2%.

o The Non-controlling share of pre-tax income was $4.8 million or 55%.

3.	We refer to the "Tax Receivable Agreement and Tax
Distributions"
section on page F-15. Please tell us and provide the following disclosure in future filings:

* The relationship, if any, between the shareholder tax agreements discussed in the "Tax Receivable Agreement and Tax Distributions" section on page F-15 and the allocation of the provision for income taxes to the Company net income.

* The basis for determining the current and long-term portions of the
$58.5 million of payments due to D&P Acquisition`s unitholders under the tax receivable agreement.

* The terms and expected time frame for repaying the $55.3 million long-term portion of the liability.

* Discuss in the "Liquidity and Capital Resources" section of MD&A the effects on future cash flow and liquidity of repaying this liability including any material payments expected to be due within the next twelve months.

      * * * * * * * * * * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Edwin Adames, at 202-551-3447 or John Nolan, Senior Assistant Chief Accountant, at 551-3491 if you have questions regarding comments on the financial statements and related matters.
Please contact either Michael R. Clampitt at (202) 551-3434 or me at
(202) 551-3419 with any other questions.




						Sincerely,

						Christian Windsor
						Special Counsel
						Financial Services Group